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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                   SCHEDULE TO

                                  (Rule 13e-4)

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 2)

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                         CENTILLIUM COMMUNICATIONS, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

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          Options to Purchase Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

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                                    15239109

                    (CUSIP Number of underlying Common Stock)

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                                  Faraj Aalaei
                             Chief Executive Officer
                         Centillium Communications, Inc.
                            47211 Lakeview Boulevard
                            Fremont, California 94538
                                 (510) 771-3700
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

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                                   Copies to:

                          Arthur F. Schneiderman, Esq.
                             Kathleen B. Bloch, Esq.
                        Wilson Sonsini Goodrich & Rosati,
                            Professional Corporation
                               650 Page Mill Road
                        Palo Alto, California 94304-1050
                                 (650) 493-9300

                            CALCULATION OF FILING FEE
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       Transaction Valuation*                      Amount of Filing Fee*
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            $17,344,580                                   $3,469
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*    Calculated as of October 17, 2001, solely for purposes of determining the filing fee. The "transaction valuation" was calculated on the basis of the Black-Scholes option valuation model, and assumes that all eligible existing options to purchase 7,497,072 shares of common stock of Centillium will be tendered and cancelled pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose. The Black-Scholes option valuation model was developed for use in estimating the fair value of publicly traded options which have no vesting restrictions and are fully transferable. In addition, the Black-Scholes option valuation model requires the input of highly subjective assumptions including expected stock price volatility and expected life of the options. Because Centillium's employee stock options differ significantly from traded options, and because changes in assumptions can materially affect the results of the Black-Scholes calculation, Centillium believes that the Black-Scholes model does not provide a reliable measure of the value of the existing employee stock options covered by this offer. Because on the date of this filing most of these options have exercise prices that are substantially higher than the current trading price of our common stock, Centillium believes these options have little or no current value.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                         Amount Previously Paid: $3,469
           Form or Registration No.: Schedule TO (File No. 005-60607)
                  Filing party: Centillium Communications, Inc.
                          Date filed: October 22, 2001

[_] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_]  third party tender offer subject to Rule 14d-1.
     [X]  issuer tender offer subject to Rule 13e-4.
     [_]  going-private transaction subject to Rule 13e-3.
     [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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Introductory Statement

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed by Centillium Communications, Inc. ("Centillium") with the Securities and Exchange Commission on October 22, 2001, as amended on November 13, 2001 (the "Schedule TO"), relating to our offer to replace certain outstanding employee stock options to purchase shares of our common stock with new stock options.

The Offer to Exchange, attached to the Schedule TO as Exhibit (a)(1) and incorporated herein by reference, is hereby amended by the Memorandum from Faraj Aalaei, dated November 15, 2001 (the "November 15, 2001 Memorandum"), to (i) extend the expiration date of the offer to November 30, 2001 and make corresponding changes to the cancellation date of the old options and the anticipated grant date of the new options and supplemental options; (ii) provide that if Centillium has not accepted properly tendered options for exchange by December 14, 2001, such options may be withdrawn at any time thereafter; and
(iii) provide that pursuant to Section 16 of the offer, Centillium only has the right to terminate the offer if any of the events or conditions of the offer set forth in Section 8 have occurred or have been determined by Centillium, in its reasonable judgment, to have occurred. In addition, the November 15, 2001 Memorandum supplements the Offer to Exchange by clarifying the following points:
(i) the only conditions to the offer are those that are specifically set forth in Section 8 of the offer and (ii) the benefits of the offer to Centillium referenced in subparagraph (3) of the second condition to the offer set forth in
Section 8 are the same as the benefits described in Section 3 (Purpose of the Offer) of the offer.

The Election Form, attached to the Schedule TO as Exhibit (a)(2) and incorporated herein by reference, is hereby amended to (i) reflect the revised expiration date of the offer and (ii) delete any references to a requirement that optionees affirmatively acknowledge reading and understanding various provisions of the Offer to Exchange. With respect to any Election Forms that have been, or in the future are, executed and returned by optionees for participation in the offer, we agree not to enforce the previous requirement that optionees affirmatively acknowledge reading and understanding the provisions of the Offer to Exchange.

The Notice to Change Election From Accept to Reject Form, attached to this Amendment No. 2 as Exhibit (a)(3) and incorporated herein by reference, is hereby amended to reflect the revised expiration date of the offer.

Item 12 of the Schedule TO is hereby amended to add a reference to Exhibit
(a)(10), the November 15, 2001 Memorandum, which is attached to this Amendment No. 2 and incorporated herein by reference.

In addition, we will distribute a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, and a copy of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, to all eligible employees via electronic delivery, or via regular mail to any eligible employees who do not have access to electronic mail.

Item 12. Exhibits.

       (a)(2)  Election Form

       (a)(3)  Notice to Change Election from Accept to Reject

       (a)(10) Memorandum from Faraj Aalaei, dated November 15, 2001

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

                                   CENTILLIUM COMMUNICATIONS, INC.

                                   /s/ Faraj Aalaei
                                   ---------------------------------------------
                                   Faraj Aalaei
                                   Chief Executive Officer

Date: November 16, 2001

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                                INDEX TO EXHIBITS

    Exhibit
    Number                          Description
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    (a)(2)       Election Form

    (a)(3)       Notice to Change Election from Accept to Reject

    (a)(10)      Memorandum from Faraj Aalaei, dated November 15, 2001